VOZROZHDENIE
BANK

File № 82-4257

RECEIVED

2008 OCT 29 A 11: 15

13.10.2008
1108/15861

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru / www.vbank.ru [redacted]

08005635

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
NOV 0 4 2008
THOMSON REUTERS

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

10/29

One-time increase in net profit

7 October 2008 года

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Event (events) resulted in one-time increase of net profit of the issuer for more than 10% :
Main factors caused the increase of the net profit in the 3rd quarter comparing to 2nd were: increase of the income from all types of lending, increase of the net fees and commissions as well as increase of the income from operations with foreign currencies.
2.2. Date of the event (events) that resulted in net profit growth for more than 10%: 07.10.2008.
2.3. Net profit for the reported period preceding the current reported period when the relevant fact has happened:
Net profit in the 2nd quarter 2008 amounted to RUB 788.4 mln.
2.4. Net profit for the reported period when the relevant fact has happened:
Net profit in the 3rd quarter 2008 amounted to RUB 1,128.9 mln.
2.5. Absolute and relative change of the net profit:
Net profit grew by RUB 340.5 mln. (43.2%).

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. October 07, 2008	Stamp	
3.3. Chief Accountant of Bank Vozrozhdenie	(signature)	A.A. Novikova
3.4. October 07, 2008		

END